UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NovaMed, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66986W108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986W108

1.	Names of Reporting Persons Geneva Investment Management of Chicago, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,505,953

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,505,953

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,953

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer NovaMed, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 980 North Michigan Avenue, Suite 1620 Chicago, Illinois 60611

Item 2.
	(a)	Name of Person Filing Geneva Investment Management of Chicago, LLC (“Geneva”)
	(b)	Address of Principal Business Office or, if none, Residence Geneva is located at: 181 West Madison Street, Suite 3575 Chicago, Illinois 60602
	(c)	Citizenship Geneva is a Delaware limited liability company.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 66986W108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Geneva is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership (at December 31, 2008)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,505,953
(b) Percent of class: 6.5% (based on 22,960,469 shares outstanding as of December 31, 2008)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,505,953
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 1,505,953
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Geneva.  Persons other than Geneva are entitled to receive all dividends from, and proceeds from the sale of, those shares.  None of those persons, to the knowledge of Geneva, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2009

GENEVA INVESTMENT MANAGEMENT OF CHICAGO, LLC

By	/s/ Thomas W. Ulrich
Thomas W. Ulrich
Principal